Sub-Item 77D(a)

            Policies with Respect to Security Investment

The Dreyfus/Laurel Funds Trust

Dreyfus International Bond Fund (the "Fund")

On April 22-23, 2014, the Board of Trustees of The Dreyfus/Laurel Funds Trust approved a proposal to expand the Fund's permissible investments in floating rate loans, subject to the Fund's current investment restrictions and limitations with respect to credit quality, maturity and duration, and foreign securities. The change became effective on June 16, 2014 and was reflected in a Supplement, dated May 5, 2014, to the Fund's Prospectus, dated March 1, 2014, which was filed with the Securities and Exchange Commission on May 5, 2014.